VIA EDGAR

March 7, 2022

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Michael Fay

Kevin Vaughn, Accounting Branch Chief

Re:	Ortho Clinical Diagnostics Holdings plc

Form 10-K for the fiscal year ended January 3, 2021

Filed March 19, 2021

File No. 001-39956

Ladies and Gentlemen:

Pursuant to the applicable provisions of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, Ortho Clinical Diagnostics Holdings plc (the “Company”) submits this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated March 1, 2022 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended January 3, 2021 (the “Annual Report”) filed with the Commission on March 19, 2021.

The numbered paragraphs in italics below set forth the comments of the Staff from the Comment Letter together with the Company’s responses. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Annual Report. All references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in the Annual Report.

Form 10-K For the fiscal year ended January 3, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Use of Non-GAAP Financial Measures, page 66

1. We note your non-GAAP Adjusted EBITDA measures for the year ended January 3, 2021 and the nine months ended September 27, 2020 include an adjustment for the upfront payment to Quotient in the amount of $7.5 million that was recorded as a charge to research and development expense in those periods. Please provide us a comprehensive analysis of why you believe your adjustment is consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, including why you believe this expense is not a “normal, recurring, cash operating expense necessary to operate [your] business.”

Response: The Company has reviewed the above referenced Compliance and Disclosure Interpretations on Non-GAAP Measures issued on May 17, 2016, and advises as follows for the topics raised in Comment 1.

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The Company’s policy is to supplement its GAAP consolidated financial statements and GAAP financial measures with other financial measures, such as Adjusted EBITDA. Adjusted EBITDA consists of net loss before interest expense, net, provision for or benefit from income taxes and depreciation and amortization and excludes the impact of (i) certain non-operating income or expense and (ii) certain noncash, unusual or other items that are included in net loss that the Company does not consider indicative of its ongoing operating performance. The Company refers to these measures as “Non-GAAP Financial Measures.”

These Non-GAAP Financial Measures are intended to portray the results of the Company’s baseline performance, supplement investor’s overall understanding of the Company’s underlying financial performance, and facilitate comparisons among current, past and future periods. For example, Adjusted EBITDA information is an indication of the Company’s baseline performance before items that are considered by the Company to not be normal or recurring in nature. This information is not intended to be considered in isolation or not a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP.

As disclosed in Footnote 13 of the Company’s Form 10-K for the fiscal year ended January 3, 2021, the Company has an arrangement with Quotient, a commercial-stage diagnostics company, to distribute and sell Quotient’s transfusion diagnostics platform MosaiQ™. Under this arrangement, Quotient is responsible for the development and launch of MosaiQ™, while the Company will leverage its worldwide commercial capabilities to sell the product to customers in certain exclusive markets. In September 2020, the Company amended the arrangement with Quotient and obtained the right to exclusively distribute a microarray product intended for use with Quotient’s MosaiQ™ instruments in certain markets. Pursuant to this amendment, the Company made an initial, non-refundable upfront payment of $7.5 million to Quotient, which it recognized as a charge to research and development expense in its GAAP consolidated financial statements.

The charge to research and development expense recognized in connection with the Quotient arrangement represents a one-time, non-refundable upfront payment. The Company reviewed the following characteristics of this charge and concluded that it aligned with its policy, as well as Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, to be excluded from our Non-GAAP financial measures:

•	Unusual in nature – The Company does not consider this transaction to be normal or recurring on a regular basis; and

•	Significant to the results of a particular period and not indicative of ongoing operating performance.

The Company believes the exclusion of the upfront payment is not misleading because it provides detailed information about this exclusion in its public filings. For example, the Company presents this excluded payment as a separate line item in its non-GAAP reconciliations and provides a separate footnote for this line item to describe the payment and transaction to which it relates. This provides investors clear information about the payment that has been excluded, which the Company believes mitigates the risk of these Non-GAAP Financial Measures being misleading.

Although the Company believes that the exclusion of this upfront payment is not misleading and does not eliminate an item that is a normal, recurring cash operating expense necessary to operate its business, in response to the Staff’s comment, prior annual non-GAAP results included in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 will no longer exclude this payment.

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2. We note your non-GAAP measure titled “Adjusted EBITDA” includes an adjustment for “EU medical device regulation transition costs.” Please tell us why you believe the adjustment for these costs is consistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations given that costs to comply with regulations appear to be “normal, recurring, cash operating expenses necessary to operate [your] business.” As part of your response, provide us a detailed description of these costs and how it relates to your revenue stream in the EU. To the extent you are able to support that this adjustment is appropriate, revise your footnote to more clearly disclose the nature of the expenses including how they relate to your ongoing revenue streams as well as the extent to which you expect them to continue.

Response: European Medical Device Regulation costs represent one-time incremental consulting costs and R&D manufacturing site costs for the Company’s previously registered products under the In Vitro Diagnostic Regulation (“IVDR”) to align existing, on-market products, with the revised expectations under the IVDR. IVDR is a replacement of the existing European In Vitro Diagnostics Directive regulatory framework, and manufacturers of currently marketed medical devices are required to comply with EU IVDR beginning in May 2022. The Company considers the adoption of EU IVDR to be a one-time regulatory change and is not indicative of on-going operations.

The Company considered Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretation and deemed the European Medical Device Regulation costs to be unusual and non-recurring in nature. While adherence to regulations may be considered generally as “normal”, the breadth and scale of the changes introduced with the IVDR warrant unusual and non-recurring expenses to ensure existing products legally and compliantly brought to the market under the In Vitro Diagnostics Directive continue to be available under the IVDR. As such, certain of these costs are excluded from management’s assessment of operating performance to ensure comparability to the Company’s historical results of operations. These unusual and non-recurring expenses represent approximately 2% of the ongoing EU revenue streams and are expected to continue until the re-registration of the Company’s previously registered products under the IVDR is completed.

In compliance with the requirements of Item 10(e)(1)(i)(C) of Regulation S-K, in the Company’s Annual Report on Form 10-K for the fiscal year ended January 2, 2022 and all subsequent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K filed with the Commission pursuant to the Exchange Act, as well as earnings releases and other presentations that include Non-GAAP Financial Measures, for all periods presented (collectively, the “Future Filings”), the Company will include additional disclosure stating as follows:

“European Medical Device Regulation costs represent incremental consulting costs and R&D manufacturing site costs for the Company’s previously registered products under the In Vitro Diagnostic Regulation (IVDR) to align existing, on-market products, with the revised expectations under the IVDR. IVDR is a replacement of the existing European In Vitro Diagnostics Directive regulatory framework, and manufacturers of currently marketed medical devices are required to comply with EU IVDR beginning in May 2022.”

3. We note your non-GAAP measure Adjusted EBITDA includes an adjustment for “other,” under note (f), and your measure Management EBITDA includes an adjustment (g) which includes a number of items. Please address the following:

•	Provide us with further description and quantification for the adjustments underlying these amounts;

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•	Revise your disclosure to break out individually significant adjustments; and

•	Clearly tell us how you determined that your adjustments for the impact of adoption of accounting standards and costs in connection with COVID-19 are appropriate under Item 10(e) of Regulation S-K.

Response: The Company provides the following description and quantification of the adjustments included in “other” under note (f) of the reconciliation of the Company’s Non-GAAP measure Adjusted EBITDA. The $10.2 million of “other” adjustment for the fiscal year ended December 30, 2018 is comprised primarily of $3.4 million of costs related to the validation of a third party manufacturing facility that produces goods used in the Company’s manufacturing process, $3.3 million of one-time settlement and curtailment costs related to the Company’s long-term employee benefit plan under the Company’s former parent (Johnson & Johnson), and other costs of $3.5 million that are individually immaterial. The $10.4 million of “other” adjustment for the fiscal year ended December 29, 2019 is comprised primarily of one-time costs of $6.7 million related to the Company’s executive leadership reorganization initiated during the year, costs related to the validation of a third party manufacturing facility that produces goods used in the Company’s manufacturing process of $4.2 million, and net credit of $0.5 million from individually immaterial adjustments. The $13.2 million of “other” adjustment for the fiscal year ended January 3, 2021 is comprised primarily of costs incurred related to the Company’s initial public offering of $7.8 million, additional reorganization costs related to the executive leadership reorganization initiated in fiscal year 2019 of $3.5 million, and other one-time costs of $1.9 million that are individually immaterial.

For the year ended January 3, 2021, Management EBITDA was used by the Company’s management to measure and evaluate the internal operating performance of our segments. It was also the basis for calculating certain management incentive compensation programs. The adjustments in note (g) reconciles the total management EBITDA for our segments to the Adjusted EBITDA. The Company provides the following description and quantification of the adjustments included under note (g) in the reconciliation of the Company’s Non-GAAP measure Management EBITDA. The $17.7 million of management adjustments for the fiscal year ended December 30, 2018 is comprised of $9.8 million of net realized derivatives and hedging losses, $4.0 million of acquisition-related costs and $3.9 million of other costs that are individually immaterial. The $25.1 million of management adjustments for the fiscal year ended December 29, 2019 is comprised primarily of $7.6 million of net realized derivatives and hedging losses, $9.8 million of one-time net cumulative impact of adoption of ASC 606 and other cost of $7.7 million that are individually immaterial. The $70.7 million of management adjustments for the fiscal year ended January 3, 2021 is comprised of $41.4 million of COVID-19 costs related to personal protective equipment, hazard pay and pandemic-driven incremental supply chain costs, approximately $17 million of currency translation impact on the segments, $1.3 million of net realized derivatives and hedging losses and $11.0 million of other costs that are individually immaterial.

The Company believes these adjustments in note (g), including the impact of the pandemic and the impact of the adoption of ASC 606, are appropriate to properly measure and evaluate the operating performance of our segments as these were non-recurring, infrequent or unusual, and the Company believes that these adjustments were for amounts that were not indicative of the underlying business of the segments. The Company also advises the Staff that it has discontinued its presentation of Management EBITDA as a reported Non-GAAP measure and measure of segment profit or loss, as the Company’s management changed its internal performance measure to Adjusted EBITDA beginning in the first fiscal quarter ended April 4, 2021.

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The Company will revise it disclosure to further break out individually significant adjustments in Future Filings beginning with its Annual Report on Form 10-K for the fiscal year ended January 2, 2022. The revised presentation is as follows:

“The following tables reconcile Net loss to Adjusted EBITDA for the periods presented:

	Fiscal Year Ended
(Dollars in millions)	January 2, 2022	January 3, 2021
Net loss	$(54.3)	$(211.9)
Interest expense, net	146.0	198.2
Provision for (benefit from) income taxes	28.3	(13.4)
Depreciation and amortization	328.1	325.9
Stock-based compensation (a)	22.2	8.6
Restructuring and severance-related costs (b)	8.2	11.7
Loss on extinguishment of debt	50.3	12.6
Arbitration award (c)	(7.4)	—
Quidel acquisition-related costs (d)	7.0	—
Tax indemnification expense, net (e)	0.8	31.2
Costs related to Ortho’s initial public and secondary offerings (f)	5.4	7.8
EU medical device regulation transition costs (g)	4.0	4.3
Unrealized foreign currency exchange losses (h)	—	63.0
Other adjustments (i)	9.5	10.5

Adjusted EBITDA	$548.1	$448.5

(a)	Represents expenses related to awards granted under our 2014 Equity Incentive Plan.
(b)	Represents restructuring and severance costs related to several discrete initiatives intended to strengthen operational performance and to support building our commercial capabilities.
(c)	Represents an award from an arbitration proceeding related to one of our collaboration agreements of $8.5 million, partially offset by related legal fees of $1.1 million.
(d)	Represents acquiree-related transaction costs related to the Business Combination Agreement with Quidel.
(e)

Represents the reversal of the impact of tax indemnification income with Johnson & Johnson, primarily related to certain state tax matters, for which we recorded a tax reserve and indemnification. These state tax matters primarily include the taxability of the sale of our assets on the Acquisition date from Johnson & Johnson.

(f)	Represents costs incurred in connection with our IPO and underwritten secondary offering.
(g)

European Medical Device Regulation costs represent one-time compliance costs for our previously registered products under the In Vitro Diagnostic Regulation (“IVDR”). IVDR is a replacement of the existing European In Vitro Diagnostics Directive regulatory framework, and manufacturers of currently marketed medical devices are currently required to comply with EU IVDR beginning in May 2022. These costs represent incremental consulting costs and R&D and manufacturing site costs to align existing, on-market products, with the revised expectations under the IVDR.

(h)

Represents noncash unrealized gains and losses resulting from the remeasurement of transactions denominated in foreign currencies primarily related to intercompany loans. Beginning in fiscal year 2021, we initiated programs to mitigate the impact of foreign currencies related to intercompany loans in our results, and such noncash net unrealized gains were approximately $33.0 million for the fiscal year ended January 2, 2022. We intend for these programs to mitigate the impact of foreign currency exchange rate fluctuations related to intercompany loans in current and future periods. Therefore, effective January 4, 2021, we no longer exclude noncash unrealized gains and losses from Adjusted EBITDA.

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(i)

Represents miscellaneous other adjustments related to unusual items impacting our results, including Principal Shareholder management fees of $3.0 million in each of the fiscal years ended January 2, 2022 and January 3, 2021; noncash derivative mark-to-market losses of $0.4 million and $1.5 million during the fiscal years ended January 2, 2022 and January 3, 2021, respectively; costs related to our executive leadership reorganization, initiated in fiscal year 2019, of $1.0 million and $3.5 million during the fiscal years ended January 2, 2022 and January 3, 2021, respectively; and other individually immaterial adjustments.”

Audited Financial Statements of Ortho Clinical Diagnostics Holdings plc, page F-1

4. Please address the following regarding your Joint Business:

a. We note on page F-21 that Collaborations and other revenue is included as part of Net Revenue and on page 60 that profit share expense related to your Joint Business, a collaboration arrangement, is included as Other operating expense, net. Please clarify how you determined that these revenues and expenses are presented consistently in your statements of operations. In this regard, we note one line item is above the Gross profit line item and the other is below it.

Response: Our agreement with Grifols (the “Agreement”) consists of two separate sources of profit:

(1)	Profit from our core commercial and operating activities

The Company has concluded that it is the principal on the sales transactions with third parties and therefore the Company presents 100% of the net revenue, cost of revenue, and selling, marketing and administrative expenses in its Consolidated statements of operations. For certain of these sales transactions with third parties, the Company is obligated to remit a portion of the resulting net pre-tax profit to Grifols. None of these sales transactions are to Grifols, and as such, the Company concluded that ASC 606 – Revenue from Contracts with Customers does not apply to the net profit payments since Grifols has not contracted with Ortho to obtain goods or services that are an output of Ortho’s ordinary activities in exchange for consideration and therefore is not a customer. The Company also considered the guidance of ASC 808-10-45-3, which states:

“Parts of a collaborative arrangement that are within the scope of other authoritative accounting literature in accordance with paragraph 808-10-15-5A shall be presented using the relevant provisions of that literature. If parts of the arrangement are outside the scope of other authoritative accounting literature, the presentation of those parts shall be based on an analogy to authoritative accounting literature or if there is no appropriate analogy, a reasonable, rational, and consistently applied accounting policy election. An entity shall evaluate the presentation of parts of a collaborative arrangement on the basis of the nature of the arrangement, the nature of its business operations, and the contractual terms of the arrangement. For example, if one party to an arrangement is required to make a payment to the other party to reimburse a portion of that party’s research and development costs, that portion of the net payment may be classified as research and development expense in the payor’s financial statements in accordance with Topic 730. An entity is precluded from presenting transactions in a collaborative arrangement together with revenue from contracts with customers unless the entity applies the guidance in Topic 606 to a unit of account that is within the scope of that Topic in accordance with paragraph 808-10-15-5B.”

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The Company considered the nature of the remittance of these net pre-tax profits to Grifols and concluded that there is no appropriate analogy to other authoritative literature. Therefore, in accordance with the guidance of ASC 808-10-45-3 above, the Company concluded that an accounting policy of recording these net costs as a component of Other operating expense, net is a “reasonable, rational, and consistently applied accounting policy election” which accurately reflects the nature of these costs.

(2)	Profit from collaboration and royalty agreements outside of our core commercial and operating activities.

The amounts reflected in Collaboration and other revenue reflect our net profit attributable to collaboration and royalty agreements entered outside of our core commercial and operating activities. These collaboration and royalty agreements include collaboration agreements entered alongside Grifols, a supply agreement for materials produced by Grifols, and access to intellectual property shared under the Agreement. The Company has concluded it is an agent under these agreements and reports its share of profits as Net revenues.

b. You disclose on page F-35 that your portion of the pre-tax net profit shared under the Joint Business was $55.6 million, $70.7 million and $68.7 million during the past three fiscal years. Please revise your disclosure to provide a breakdown of the related activity of your Joint Business and where such amounts are classified in your financial statements.

Response: The Company will revise its disclosure in Future Filings, beginning with its Annual Report on Form 10-K for the fiscal year ended January 2, 2022, as follows:

“In 1989, Ortho Diagnostics Systems Inc. (now Ortho U.S.) and Chiron Corporation (a predecessor in interest to Novartis Vaccines and Diagnostics, Inc. (“Novartis”) entered into a 50-year collaboration arrangement (the “Joint Business”) to pursue income generating opportunities through the development of certain intellectual properties (“IP”). In January 2014, Novartis transferred its interest in the Joint Business to Grifols Diagnostic Solutions, Inc. (“Grifols”). The transfer to Grifols has not altered the existing structure or operations of the Joint Business.

The Company’s portion of the pre-tax net profit shared under the Joint Business was $57.4 million, $55.6 million and $70.7 million during the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, respectively. This includes the Company’s portion of the pre-tax net profit of $35.5 million, $32.7 million and $46.8 million during the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, respectively, on sales transactions with third parties where we are the principal. The Company recognized revenues, cost of sales and operating expenses on a gross basis on these sales transactions in their respective lines in the consolidated statements of operations. This also includes revenue from collaboration and royalty agreements, which is presented on a net basis within Collaboration and other revenues, of $21.9 million, $22.9 million and $23.9 million during the fiscal years ended January 2, 2022, January 3, 2021 and December 29, 2019, respectively.”

5. It appears that your gross profit line item does not reflect all the costs of revenue in that it excludes the amortization of intangible assets. Please tell us how you determined that your presentation is appropriate and complies with Staff Accounting Bulletin Topic 11.B. Otherwise, revise your presentation to remove the gross profit line item or to present gross profit that reflects all costs of revenue.

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Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will revise its presentation of consolidated statements of operations to remove the gross profit line item in Future Filings beginning with its Annual Report on Form 10-K for the fiscal year ended January 2, 2022. The Company has also added disclosure to Footnote 4 of the Company’s Form 10-K for the fiscal year ended January 2, 2022 that cost of revenues excludes intangibles amortization expense.

Segments and geographic information, page F-50

6. Your presentation of Management EBITDA for the annual period and Adjusted EBITDA for the subsequent interim periods on an aggregate basis do not appear to comply with the reconciliation requirements of ASC 280-10-50-30(b). Please remove your presentation of aggregate Management EBITDA from the footnote disclosure and provide a reconciliation consistent with ASC 280-10-50-30(b). Likewise, please remove aggregate Adjusted EBITDA from the interim financial statements and provide a reconciliation consistent with ASC 280-10-50-30(b).

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it will remove its presentation of aggregate Management EBITDA and aggregate Adjusted EBITDA from the footnote disclosure. The Company will reconcile Segment Adjusted EBITDA and Segment Management EBITDA to loss before provision for (benefit from) income taxes consistent with ASC 280-10-50-30(b) in Future Filings. The Company will include the following presentation beginning in its Annual Report on Form 10-K for the fiscal year ended January 2, 2022.

“The Company’s CEO is the chief operating decision maker (“CODM”). The CODM evaluates segment profitability using Net revenue and effective January 4, 2021, the Company changed the basis for which it measures segment profit or loss from Management EBITDA to Adjusted EBITDA.

Net revenue for geographic segments are generally based on the location of customers and sales through the Company’s operations located in those geographic locations. Adjusted EBITDA for each segment is defined as segment net income (loss), plus interest expense, income taxes, depreciation and amortization, and eliminates certain non-operating income or expense and impacts of certain noncash, unusual or other items that are included in net income (loss) that are not considered by management to be indicative of ongoing operating performance. Management EBITDA was defined as Adjusted EBITDA, further adjusted for other items, including realized foreign currency gains and losses, impact from adoption of accounting standards, costs in connection with COVID-19 and other immaterial management adjustments. Beginning in fiscal year 2021, the CODM reviews the Company’s segment results on an Adjusted EBITDA basis. The Company has retroactively recast its fiscal year 2020 results on the new basis for comparability. However, it is impracticable for the Company to retroactively recast its segments results for fiscal year 2019. Accordingly, fiscal year 2019 segment results below are presented on a Management EBITDA basis.

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Adjusted EBITDA by segment is as follows:

	Fiscal Year Ended
	January 2, 2022	January 3, 2021
Americas	$516.6	$463.1
EMEA	63.9	41.9
Greater China	129.2	108.0
Other	79.9	65.9

Total Segment Adjusted EBITDA	789.6	678.8
Corporate (1)	(241.5)	(230.4)
Depreciation and amortization	(328.1)	(325.9)
Interest expense, net	(146.0)	(198.2)
Loss on extinguishment of debt	(50.3)	(12.6)
Stock-based compensation	(22.2)	(8.6)
Restructuring and severance-related costs	(8.2)	(11.7)
Arbitration award	7.4	—
Quidel acquisition-related costs	(7.0)	—
Tax indemnification expense, net	(0.8)	(31.2)
EU medical device regulation transition costs	(4.0)	(4.3)
Unrealized foreign currency exchange losses	—	(63.0)
Other adjustments	(14.9)	(18.3)

Loss before provision for (benefit from) income taxes	$(26.0)	$(225.3)

(1)

Corporate primarily consists of costs related to executive and staff functions, including certain finance, human resources, manufacturing, and information technology, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Company’s Corporate function also includes debt and stock-based employee compensation expense associated with all employee stock-based awards.

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Management EBITDA by segment for the fiscal year ended December 29, 2019 is as follows:

Fiscal Year Ended
December 29, 2019
Americas	$418.4
EMEA	54.9
Greater China	118.4
Other	88.8

Total Segment Management EBITDA	680.5
Corporate (1)	(177.9)
Depreciation and amortization	(327.5)
Interest expense, net	(231.4)
Stock-based compensation	(18.6)
Restructuring and severance-related costs	(36.0)
Tax indemnification expense, net	(29.2)
EU medical device regulation transition costs	(3.2)
Unrealized foreign currency exchange gains	19.6
Other adjustments	(35.2)
Management adjustments and realized foreign exchange losses	(21.9)

Loss before provision for (benefit from) income taxes	$(180.8)

(1)

Corporate primarily consists of costs related to executive and staff functions, including certain finance, human resources, manufacturing, and information technology, which benefit the enterprise as a whole. These costs are primarily related to the general management of these functions on a corporate level and the design and development of programs, policies, and procedures that are then implemented in the individual segments, with each segment bearing its own cost of implementation. The Company’s Corporate function also includes debt and stock-based employee compensation expense associated with all employee stock-based awards.”

As requested, in connection with responding to the Staff’s comments, the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) Staff comments or changes in disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*    *    *    *

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If you have any questions with respect to our response, or if you require additional information, please do not hesitate to contact the undersigned at 908-704-6890.

Sincerely,

/s/ Joseph M. Busky
Joseph M. Busky
Chief Financial Officer

Cc: Michael A. Schlesinger, Executive Vice President, General Counsel and Secretary, Ortho Clinical Diagnostics Holdings plc